United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)

LISTED COMPANY
CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

On March 15, 2021, at 9:00 am, met, by videoconference, Messrs. José Maurício Pereira Coelho – Chairman, Fernando Jorge Buso Gomes – Vice-Chairman, Eduardo de Oliveira Rodrigues Filho, Isabella Saboya de Albuquerque, José Luciano Duarte Penido, Marcel Juviniano Barros, Marcelo Gasparino da Silva, Murilo Cesar Lemos dos Santos Passos, Oscar Augusto de Camargo Filho, Roger Allan Downey, Sandra Maria Guerra de Azevedo, Toshiya Asahi and Lucio Azevedo. Mr. Luiz Gustavo Gouvêa was present as Governance Secretary of Vale. Thus, the Board of Directors approved the following: "**ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETINGS 2021 – ANNUAL OVERALL COMPENSATION OF VALE'S MANAGEMENT AND FISCAL COUNCIL –** (...) the Board of Directors approved, with a favorable report of the Personnel, Compensation and Governance Committee, the remuneration information for Vale's management for purposes of disclosure to the market: (i) Board of Directors, Fiscal Council and Advisory Committees: (i.a) amount of compensation paid in 2020 (6.8% below the Global Remuneration Proposal for 2020, including charges); and (i.b) amount of remuneration foreseen for fiscal year 2021 (0.2% above the Global Remuneration Proposal for 2020 and 7.6% above that made in 2020, including charges); and (ii) Executive Board: (ii.a) amount of compensation paid in 2020 (3% below the Global Remuneration Proposal for 2020, including charges); and (ii.b) amount of remuneration foreseen for fiscal year 2021 (40% above the Global Remuneration Proposal for 2020, including charges and 44% above that made in 2020); being certain that the remuneration values of Vale's management continue to be reported through the cash regime."; "**ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETINGS 2021 –** (...) it was consigned that there is a statement by Mr. Ollie Oliveira that he holds the position of independent director at Antofagasta plc., where he will make a transition over the next few months, and that he will end his term as director of the Blackrock World Mining Trust plc, aiming to resolve situations of potential conflict of interest, which is why it will only take office at Vale on 08.01.2021. The Board of Directors approved the Call Notice, the Proxy Statement, the Management Proposal (including its attachments: accounting, proposal for the allocation of results and its Attachment 9.1. II, items 10, 12 and 13 of the Reference Form, Vale's Stock Plan and its Appendix 13, and documents related to the mergers of companies Companhia Paulista de Ferroligas, Valesul Alumínio S.A. and Minerações Brasileiras Reunidas S.A.) and the Absentee Ballot of the Ordinary and Extraordinary Shareholders' Meetings ("AGO/E"), which include comments made by the Personnel, Compensation and Governance Committee. Furthermore, considering the correspondence of 03.11.2021 from the shareholders Geração Futuro L. Par. Fundo de Investimento em Ações and others, through which Messrs. Marcelo Gasparino da Silva, Mauro Gentile Rodrigues Cunha, Roberto da Cunha Castello Branco and Rachel de Oliveira Maia were indicated candidates for the election of the Vale’s Board of Directors, the Board of Directors analyzed the documents and statements of each of these candidates, sent under the terms of CVM Instruction No. 481/2009, and concluded that, due to the material received, there is no information that would misrepresent them as independent directors. Finally, the Board of Directors approved the call for the AGO/E to be held, cumulatively, on April 30, 2021, at 10 am, exclusively through the Zoom platform.” I hereby attest that the item above reflects the decision taken by the Board of Directors. Rio de Janeiro, March 15, 2021. Luiz Gustavo Gouvêa Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: March 15 2021		Head of Investor Relations